

DIVISION OF CORPORATION FINANCE
MAIL STOP 3561

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 14, 2010

<u>Via U.S. Mail</u>

Joe Novak
Secretary
Bond Trust Products LLC
One North LaSalle Street, Suite 3500
Chicago, IL 60602

Re: Bond Trust Products Trust A
Form 10-K for the fiscal year ended December 31, 2006
Filed March 7, 2007
File no. 001-32519

Dear Mr. Novak:

We have completed our review of your Form 10-K and, without necessarily concurring with your comment responses and assuming you proceed with and complete the Securities Act deregistration and Exchange Act reporting suspension process outlined in your November 5, 2009 letter, have no further comments at this time.

Sincerely,

Amanda Ravitz
Branch Chief – Legal

cc: Anna T. Pinedo, Esq.
         Morrison & Foerster LLP
         Fax: (212) 468-7900